January 27, 2010

By EDGAR Transmission

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:

China Biologic Products, Inc.
Registration Statement on Form S-1
Filed January 25, 2010
File No. 333-160774

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), China Biologic Products, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement, as amended, and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on Thursday, January 28, 2010, or as soon as practicable thereafter.

In connection with this request for acceleration, we acknowledge and agree that:

  should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert the Staff's comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Division of Corporation Finance
January 27, 2010

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended as they relate to the proposed public offering of the securities specified in the above Registration Statement.

Please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158, if you have any questions or concerns regarding this matter.

Very truly yours,

CHINA BIOLOGIC PRODUCTS, INC.

By: /s/ Chao Ming Zhao
Name: Chao Ming Zhao
Title: Chief Executive Officer

cc:

Louis A. Bevilacqua, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122